April 10, 2012

U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attention: Christopher Chase
Re:	ZBB Energy Corporation
Registration Statement on Form S-1 (the “Registration Statement”)
Filed February 16, 2012
File No. 333-179541

Ladies and Gentlemen:

On behalf of ZBB Energy Corporation (the “Company”), attached are the Company’s responses to the staff’s letter dated March 14, 2012, regarding the Registration Statement filed on February 16, 2012.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

April 10, 2012

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Mr. Will Hogoboom

Responses of ZBB Energy Corporation to
SEC Comments of March 14, 2012

General

1.
We note that you have excluded information that you are not entitled to omit under Rule 430A. Please include this information with your next amendment and provide us with sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Company Response:

Today the Company has filed pre-effective amendment no. 1 to the Registration Statement (the “Amendment”), which includes all information not permitted to be omitted under Rule 430A.  The Company anticipates including the remaining information in a Rule 424(b) prospectus that will be filed no later than 15 business days after the effective date of the Registration Statement as required by Rule 430A.

Exhibits

2.
Please file all required exhibits, such as the underwriting agreement, form of underwriters warrant and legal opinion, with your next amendment so that we may have sufficient time to review them before you request acceleration of the effective date of your registration statement.

Company Response:

All exhibits required under Item 601 of Regulation S-K have been filed with the Amendment.

3.
We note that your Exhibit Index beginning on page 26 does not indicate that you intend to file a consent of your legal counsel as required by Section 7 of the Securities Act of 1933. Please also refer to Item 601(b)(23) of Regulation S-K. Please revise or advise.

Company Response:

The Company has revised the Exhibit Index to indicate that a consent of the Company’s legal counsel has been filed with the Amendment.